May 5, 2023

Stacy L. Fuller
K&L Gates LLP
1601 K St NW #1
Washington, DC 20006

Re:      Direxion Shares ETF Trust
         File Nos. 333-150525 and 811-22201

Dear Ms. Fuller:

       On April 11, 2023, Direxion Shares ETF Trust (the    Trust   ) filed
Post-Effective
Amendment No. 391 to the Trust   s Registration Statement on Form N-1A pursuant
to Rule
485(a) under the Securities Act of 1933 and Amendment No. 393 to the Registration Statement
under the Investment Company Act of 1940 (the    Act   ) to register shares of
the Direxion Daily
Bitcoin Strategy Bull 2X ETF (the    Fund   ).

     We have the following initial comments. Please note that we will have additional comments that will be communicated in a subsequent letter.

      1. Please explain in greater detail to the staff how the Fund intends to obtain the targeted 2x exposure. Does the Fund intend to do that solely via investment in U.S. exchange-traded
         bitcoin futures (   bitcoin futures   ) through the commodity
subsidiary? In your explanation
         to the staff, please discuss the impact of high margin requirements associated with bitcoin
         futures on the Fund   s ability to obtain the targeted 2x exposure via
investments in bitcoin
         futures.
      2. Please describe how you would expect the Fund to perform during significant daily downturns in the price of bitcoin and bitcoin futures, such as June 13, 2022 and
         November 8 and 9, 2022.
             a. Would such price changes impact the Fund   s operations,
including the Fund   s
                creation process and/or its ability to meet its investment objective and execute on its principal strategies?
             b. Would margin requirements during the months of June and November 2022 have prevented the Fund from carrying out its strategy?
             c. What would you expect to occur in terms of discounts or premiums in response to significant changes in secondary market demand for Fund shares? For example,
                describe the potential impact on the Fund   s premium (or
discount) if a large
                number of investors (e.g. more than 50% of net assets) were to buy (or sell)
                shares.
       Stacy L. Fuller
      K&L Gates LLP
      May 5, 2023
      Page 2 of 2



                   d. Describe any mismatch between the Fund   s holdings and
the construct of the
                      index it tracks that could occur during such extreme price changes.

         3. Please provide simulated performance for a hypothetical $10,000 invested in the Fund on
            Jan. 1 through Dec. 31, 2022. Please include projected daily, weekly, monthly, and annual performance data for the simulated period.
         4. Please provide a VaR calculation as required under rule 18f-4 under the Act for the simulated portfolio for each day in the months of June and November 2022. Also include the same calculation for the index the Fund tracks.



                                                    ***

      Please provide a response letter in the form of EDGAR correspondence (with a courtesy email copy to the staff) as soon as practicable. We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

             Should you have any questions, please feel free to contact me at 617-573-4521 or
      worthingtonti@sec.gov.

      Sincerely,

      /s/ Timothy Worthington
      Timothy Worthington
      Attorney Advisor

cc:   Andrea Ottomanelli Magovern, Assistant Director
      Asen Parachkevov, Branch Chief